SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


     -----------------------------------------------------------------------



                                    FORM 11-K
                                  ANNUAL REPORT




                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1996




                    ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
                        FOR REPRESENTED HOURLY EMPLOYEES



                       ROCKWELL INTERNATIONAL CORPORATION
                      777 East Wisconsin Avenue, Suite 1400
                           Milwaukee, Wisconsin 53202

ALLEN-BRADLEY COMPANY, INC.
ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES


TABLE OF CONTENTS
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                                                                           Page
                                                                          ------

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995:

   Statements of Net Assets Available for Benefits                          2

   Statements of Changes in Net Assets Available for Benefits               3

   Notes to Financial Statements                                           4-6

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1996:

   Item 27a - Schedule of Assets Held for Investment Purposes               7

   Item 27d - Schedule of Reportable Transactions                           8

SIGNATURE                                                                  S-1

EXHIBIT:

         Independent Auditors' Consent                                     S-2

INDEPENDENT AUDITORS' REPORT


To the Allen-Bradley Savings and Investment Plan for
  Represented Hourly Employees and Participants therein:

We have audited the accompanying financial statements of the Allen-Bradley Savings and Investment Plan for Represented Hourly Employees as of December 31, 1996 and 1995 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. These schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
July 14, 1997

ALLEN-BRADLEY COMPANY, INC.
ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
-------------------------------------------------------------------------------
                                                   1996               1995
                                               -----------        ------------
   INVESTMENTS:
      Pooled insurance contract fund         $ 21,801,430        $ 17,160,428
      Money market funds                              194                   -
                                               ----------          ----------

      Total investments                        21,801,624          17,160,428
                                               ----------          ----------

   RECEIVABLES:
      Contributions receivable - employer          23,886                   -
      Contributions receivable - employee          74,295             100,674
      Income receivable                                55                   -
                                               ----------          ----------

             Total receivables                     98,236             100,674
                                               ----------          ----------

TOTAL ASSETS AND NET ASSETS AVAILABLE
 FOR BENEFITS                                $ 21,899,860        $ 17,261,102
                                               ==========          ==========


                       See notes to financial statements.

ALLEN-BRADLEY COMPANY, INC.
ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
-------------------------------------------------------------------------------

                                                  1996              1995
                                               -----------       ------------

ADDITIONS:
  Investment income:
    Interest                                 $         798      $          -
    Net apprecitaion in fair
       value of investments                      1,272,638        1,011,662
                                                ----------        ----------
     Total investment income                     1,273,436        1,011,662
                                                ----------        ----------
  Contributions received or receivable from:
    Employer                                     1,016,873           929,662
    Participants                                 3,302,618         2,933,526
                                                ----------        ----------
      Total contributions                        4,319,491         3,863,188
                                                ----------        ----------

      Total additions                            5,592,927         4,874,850
                                                ----------        ----------
DEDUCTIONS
  Payments to participants or beneficiaries        954,169           682,621
                                                ----------        ----------

NET INCOME                                       4,638,758         4,192,229
                                                ----------        ----------

TRANSFERS TO THE PLAN                                    -           (76,998)
                                                ----------        ----------

NET INCREASE                                     4,638,758         4,115,231
                                                ----------        ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                         17,261,102        13,145,871
                                                ----------        ----------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                      $  21,899,860      $ 17,261,102
                                                ==========        ==========


                       See notes to financial statements.

ALLEN-BRADLEY COMPANY, INC.
ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following brief description of the Allen-Bradley Savings and Investment Plan for Represented Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      a. General - The Plan is a defined contribution savings plan covering all permanent represented hourly employees of Allen-Bradley Company, Inc. (the "Company") who elect to participate in the Plan. The Company is a wholly-owned subsidiary of Rockwell International Corporation ("Rockwell"). The Savings Plan Benefits Committee and the Plan Administrator control and manage the operation and administration of the Plan. Effective October 1, 1995, Wells Fargo, N.A. (the "Trustee") (formerly First Interstate Bank of California) became the trustee of the Plan's assets. Prior to that time, an officer of the Company was trustee of the Plan assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

         The Plan provides for one investment fund in which participant contributions to the Plan may be invested. This is the Guaranteed Return Fund (the "Fund"), which invests in insurance company contracts providing a guarantee of principal and stated rate of interest for a specified period. Company contributions are invested in the same fund.

      b. Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 14% of compensation, as defined in the Plan. Participant contributions can be made either before or after U.S. federal taxation of a participant's compensation. The maximum before-tax contribution ("Salary Reduction Contribution") is 9% for non-highly compensated participants and 8% for highly compensated participants. In addition, the Company contributes out of its current or accumulated earnings and profits, but not otherwise, an amount equal to 50% of the total amount of participant contributions provided that such amount shall not exceed an amount equal to 2.5% of compensation, less the amount of any forfeitures as provided by the Plan.

      c. Vesting - Each participant is fully vested at all times in the portion of a participant's account which relates to the participant's contributions and earnings thereon. Upon termination of employment, participants may receive their account balance, to the extent vested, in the form of a lump sum payment, installment payments or an annuity contract from a legal reserve life insurance company. Vesting in the Company contribution portion of a participant's account plus actual earnings thereon is based on years of credited service. A participant is 100% vested after five years of credited service. Partial vesting occurs at a rate of 20% per year of credited service. Participant before-tax contributions can be withdrawn provided the participant has either attained the age of 59 1/2 or is able to demonstrate financial hardship.

      d. Unit Values - Participants do not own specific securities or other assets in the Plan, but have an interest therein represented by units valued as of the last business day of the month. Between valuation dates, contributions to and withdrawal payments from each fund are converted to units by dividing the amount of such transactions by the unit value as last determined. The participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

      e. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participants' account represents a forfeiture. Forfeitures revert to the Company and reduce the Company's contributions to the Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan, the participant's account will be restored.

      f. Benefit Claims Payable - Distributions and withdrawals from participants' accounts may be made as of the end of any quarter of the Plan fiscal year. As of December 31, 1996 and December 31, 1995, net assets available for benefits included benefits of approximately $9,000 and $85,000, respectively, due to participants who have withdrawn from participation in the Plan or participants who have requested partial distributions.

      g. Priorities Upon Termination of the Plan - The Company has the authority to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's employer contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

      b. Valuation of Pooled Insurance Contract Fund - The pooled insurance contract fund is valued at contract value at December 31, 1996 and 1995. According to the provisions of AICPA Statement of Position 94-4, the guaranteed investment contracts held in the pooled insurance contract fund are fully benefit responsive. As such, the contracts are valued at contract value on the statement of net assets available for benefits. The crediting interest rate at December 31, 1996 and 1995 was 6.27% for both years. The average yield was 6.74% during 1996.

      c. Expenses - The Plan's expenses are paid by the Plan or the Company, as provided by the Plan document.

      d. Use of Estimates - The preparation of financial statement in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.    UNIT VALUES

         Participation units outstanding and participants' equity per unit at December 31, 1996 and 1995 is as follows:

                                      Units                 Participants'
             1996                   Outstanding            Equity Per Unit

      Guaranteed Return Fund         20,072,765              $  1.091


                                      Units                 Participants'
             1995                   Outstanding            Equity Per Unit

      Guaranteed Return Fund         16,774,612              $  1.023


4.    TAX STATUS

         The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan was not timely amended to bring it into compliance with the requirements of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988. The Company voluntarily requested to correct the defect under the Closing Agreement Program with the Internal Revenue Service. Under this program, the Company amended the Plan on September 28, 1995, to bring the Plan into compliance. On June 11, 1996, the Company and the Internal Revenue Service entered into a signed closing agreement in which the Internal Revenue Service concluded that it will treat the Plan as having been timely amended for purposes of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988 with respect to Plan years beginning after December 31, 1986. As part of the agreement, the Company paid $22,500 in penalties.


                                  * * * * * *

ALLEN-BRADLEY COMPANY, INC.
ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

ITEM 27 a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------

       Column B                   Column C                   Column D    Column E
                       Description of investment
Identity of Issuer,    including Collateral, Rate
Borrower, Lessor or    of Interest, Maturity Date,                        Current
or Similar Party       Par or Maturity Value                  Cost          Value
-------------------    ---------------------------            ----       ---------

Pooled Insurance
  Contract Fund        Pooled Insurance Contract Fund

Guaranteed Return
  Fund (1)                    20,072,765 units            $21,801,430   $21,645,537
                                                           ==========    ==========


(1) Pooled funds held by *Wells Fargo, N.A., as Trustee


*Party-in-interest

ALLEN-BRADLEY COMPANY, INC.
ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

ITEM 27(d) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------

Column A                     Column B                                 Column C               Column D

Identity of Party               Description                              Purchase                Cost of
    Involved                      of Asset                                 Price                 Asset
-----------------            ------------------------------           ----------------       ----------------
SERIES TRANSACTIONS:
Guaranteed Return Fund       Pooled Insurance Contract Fund              $ 4,201,112         $             -
Guaranteed Return Fund       Pooled Insurance Contract Fund                        -              832,672
Pacifica Treasury            Money Market Fund                             1,032,552                       -
Pacifica Treasury            Money Market Fund                                     -            1,032,552


Column G                       Column H                                 Column I

    Cost of                       Current Value of Aset on                   Gain
     Asset                            Transaction Date                      (Loss)
-------------------            ---------------------------------        -------------------
SERIES TRANSACTIONS:
$  4,201,112                           $  4,201,112                        $        -
     798,588                                832,672                            34,084
   1,032,552                              1,032,552                                 -
   1,032,552                              1,032,552                                 -



*Party-in-interest

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                            ALLEN-BRADLEY SAVINGS AND INVESTMENT
                                           PLAN FOR REPRESENTED HOURLY EMPLOYEES



                                             By /s/ Alfred J. Spigarelli
                                                --------------------------------
                                                Alfred J. Spigarelli
                                                Plan Administrator



Date:  April 3, 2000

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-17405 of Rockwell International Corporation on Form S-8, and the prospectus dated March 10 1999, with respect to the Securities covered thereby, of our report dated July 14, 1997, appearing in this Annual Report on Form 11-K of the Allen-Bradley Savings and Investment Plan for Represented Hourly Employees for the year ended December 31, 1996.




/s/ DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
April 3, 2000




                                       S-2